FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

1.  Interim Management Statement dated 08 May 2009

The Royal Bank of Scotland Group plc

Interim Management Statement

Q1 2009

  Forward-looking statements

Certain statements made in this document constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statements. Factors that might cause forward-looking statements to differ materially from actual results include but are not limited to: the ability of RBS to access sufficient funding to meet its liquidity needs; developments in the current crisis in the global financial markets, and their impact on the financial industry in general and RBS in particular; the full nationalisation of RBS; general economic conditions in the United Kingdom, countries in Europe and Asia in which RBS has business activities, and the United States; the financial stability of other financial institutions, and RBS's counterparties and borrowers; the value and effectiveness of any credit protection purchased by RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; RBS's ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO's businesses and assets; the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk, and commodity and equity price risk; changes in RBS's credit ratings; RBS's participation in the APS and the effect of such scheme on RBS's financial and capital position; the monetary and interest rate policies of central banks, in particular the Bank of England, the European Central Bank, the Dutch Central Bank, the Board of Governors of the US Federal Reserve System and other G-7 central banks; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; changes in the pricing environment; the effects of competition and consolidation in the markets in which RBS operates; changes in applicable laws, regulations and taxes in jurisdictions in which RBS operates; the inability of RBS to hedge certain risks economically; and the success of RBS in managing the risks involved in the foregoing. These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

First quarter 2009 update

Highlights (1)

•	Strong income growth, up 26% to £9,702 million. (2)

•	Strong profit before impairment losses, up 42% to £4,079 million. (2)

•	Value of GBM franchise and management efforts highlighted with headline revenues, up 97% to £4,269 million. (2) This level of revenue is likely to be exceptional.

•	Impairment losses and credit market write-downs totalling £4,927 million. (3)

•	Pre-tax loss of £44 million. Attributable loss after tax and minority interests of £857 million.

•	Pro forma core tier 1 ratio 6.7% (4) before the favourable impact of the Asset Protection Scheme.

•	Good progress made on detail behind the Strategic Plan and starting its implementation. Asset Protection Scheme subject to EGM approval over the summer months.

•	Support for UK customers continuing. Lending balances year on year to UK homeowners and SME customers up £11 billion and more than £20 billion of bond and equity raising for UK clients in Q1 alone.

•	Strong growth in customer accounts (Q109 vs. Q108); 3% more UK current accounts, 15% more UK savings accounts and 5% more UK own-brand insurance policies.

Notes:

(1)   Comparisons given are to Q1 2008 and are presented on a pro forma basis.

(2)   Excluding credit market write-downs and one-off items.

(3)   Excluding trading asset write-downs of £755 million (see page 18).

(4)   As at 31 March 2009, after adjusting for the £5 billion preference share conversion which completed on 14 April 2009 and £4.5 billion pre-tax gain recorded on capital instrument exchange and tender offers announced on 24 April 2009.

Stephen Hester, Group Chief Executive, comments:

"Today we have published our first quarterly trading statement which provides investors with more transparency on RBS' performance than ever before. This is an approach we mean to continue."

"The results demonstrate the challenging conditions we face and that we expect to continue. Our core customer franchises are facing the reality of a sharp recession following a year in which the credit markets crisis caused our worst ever performance. We have responded boldly to the crisis and its ongoing challenges. We are fundamentally changing both the shape of the business and the way that we do it."

First quarter 2009 update  (continued)

Stephen Hester, Group Chief Executive, comments (continued):

"It is difficult to unclutter the results from a variety of one-off events and actions. However, two things in particular are pleasing. First our strong business franchises remain intact, customer flows are solid and our people are hard at work. Second we are making good progress in charting the path back to stand-alone strength and executing against those plans. This includes management change, where we have made further announcements this week, the progress that is being made towards reducing our cost base, fulfilling commitments to our customers and laying the foundations for future business success."

"No-one should be in any doubt that this is a process that will take years not months. We remain fully focused on the task in hand and recognise all the responsibilities we carry."

"RBS' first quarter results are reflective of two major and competing factors; the buoyancy of financial markets revenues within GBM, which are encouraging and are a credit to the strong market positions of our core franchise in this area; and the negative impact of lower interest rates and economic recession on our net interest margins and impairment losses, which have been building since last year across all businesses and sectors. We expect credit conditions to continue to deteriorate over the next few quarters consistent with these trends, and that there will be a slow-down in financial market activity compared with the very buoyant conditions seen in Q1. Some commentators are beginning to talk about economic recovery; we remain cautious and continue to plan and manage our businesses in the full expectation that both 2009 and 2010 will be very tough years for RBS."

"Overall, these results bear out my confidence that RBS has very strong franchises from which we can rebuild shareholder value over the next three to five years. They also confirm that the short-term outlook remains challenging."

   Results summary - pro forma

	Q1 2009	Q1 2008	Change	Full year 2008
	£m	£m	%	£m

Total income (1)	9,702	7,722	26	26,875
Operating expenses (2)	4,657	3,881	20	16,085
Operating profit before impairment losses (2)	4,079	2,863	42	6,873
Impairment (3)	2,858	656	-	7,428
Underlying profit/(loss) (4)	1,968	2,207	(11)	(89)
Credit market write-downs and one-off items	797	1,412	(44)	5,641
Purchased intangibles amortisation	85	87	(2)	443
Integration and restructuring costs	379	74	-	1,357
Share of shared assets	4	155	(97)	300
(Loss)/profit before tax (5)	(44)	479	-	(8,296)
(Loss)/profit attributable to ordinary shareholders (5)	(857)	245	-	(8,024)
Write-down of goodwill and other intangible assets (less tax credit of £715 million)	-	-	-	16,196
(Loss)/profit attributable to ordinary shareholders	(857)	245	-	(24,220)
Cost:income ratio (6)	48.0%	50.3%		59.9%

Reconciliations from statutory to pro forma data are provided in Appendix 1.

Notes:

(1)	excluding credit market write-downs and one-off items and share of shared assets.
(2)	excluding one-off items, purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of shared assets.
(3)	including impairment losses on all reclassified assets.
(4)

profit before tax, credit market write-downs and one-off items and impairment losses on reclassified assets, purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of shared assets.

(5)	excluding write-down of goodwill and other intangible assets.
(6)	the cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above.

Basis of preparation - pro forma results

Pro forma results have been prepared that include only those business units of ABN AMRO that will be retained by RBS and assuming that the acquisition of ABN AMRO was completed on 1 January 2008.

Given the significant write-downs on the Group's credit market exposures, and in order to provide a basis for comparison of underlying performance, these write-downs and other one-off items are shown separately in the pro forma income statement.

Results summary - statutory, including those parts of ABN AMRO attributable to the Dutch State and Santander

	Q1 2009	Q1 2008	Change	Full year 2008
	£m	£m	%	£m

Total income	10,388	7,130	46	25,868
Operating expenses (1)	6,159	4,894	26	54,202
Operating profit/(loss) before impairment losses	3,142	1,110	183	(32,764)
Impairment	3,090	723	-	8,072
Profit/(loss) before tax	52	387	(87)	(40,836)
(Loss)/profit attributable to ordinary shareholders	(902)	225	-	(24,306)

Note:

(1)

including purchased intangibles amortisation of £85 million (Q1 2008 - £87 million; full year 2008 - £443 million), write-down of goodwill and other intangible assets of nil (Q1 2008 - nil; full year 2008 - £32,581 million) and integration and restructuring costs of £379 million (Q1 2008 - £74 million; full year 2008 - £1,357 million).

Basis of preparation - statutory results

RFS Holdings is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the RBS Group for the periods ended 31 March 2009, 31 December 2008 and 31 March 2008 include the results of ABN AMRO.  The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

   Business and strategic update

Strategic Plan

We have made good progress in the detailed planning and validation phase of the strategic plan which we outlined in February. We will present these results to the market in conjunction with our interim results on 7 August.  For each division and the Group we plan to set out actions and targets on a three to five year view that will enable the Group to achieve returns on equity of 15% or above, a balanced funding and liquidity profile, and a risk appetite consistent with our resources and our customer franchises.  The vital cost saving initiatives that form part of the plan have already started and are on track.  To date, cost savings of £312 million have been actioned towards our three year target of £2.5 billion of overall savings.

RBS announced this week a number of changes and new appointments to the Group's Executive Committee (Exco). Once these have taken effect, all 9 members of the Group's Exco will be new to their posts within the last 14 months, 7 since October of last year. This will complete the management restructuring at this level though further changes will continue elsewhere in the Group. These appointments complement the new strategic direction for RBS set out in February and, once bedded down, will help underpin its implementation.

Non-core Division and disposal programme

We have also made progress on our disposal programme. We disposed of our Bank of China stake in January 2009.  On 30 April 2009 we sold our 50% stake in Linea Directa to Bankinter for €426 million.  The sale process for our Asian Retail & Commercial businesses is continuing with encouraging interest so far.  However, the pace of asset reduction will be slowed by the duty to protect shareholder value until markets normalise and the workings of the APS that restrict sales of covered assets.  Nathan Bostock joins us on 1 June to head up the Non-core Division, which we will report separately from the half year.

Risk

We have undertaken a thorough review of our risk framework as part of our strategic review and a range of risk initiatives arising from this are now under way.  New limits and policies on country and single-name concentration risk are already being implemented. Our very strong corporate restructuring group has been extended to operate on a global basis, with a team of professionals now totalling around 500 tasked to identify potential credit problems at an earlier stage and, to work proactively to protect the Group's interests whilst supporting our customers.  New credit approval processes have also been implemented. These activities are, however, largely forward looking. Losses from existing risk exposures will continue, with the markets providing very limited opportunities to exit these at economic levels.

Asset Protection Scheme (APS)

The Group and the UK Government, represented by Her Majesty's Treasury, are making progress towards a legally binding agreement on the APS.  There are some difficult issues yet to resolve and sub-optimal aspects of the APS to consider.  Due to the complex nature of negotiations, the timing of the APS completion is not precise; however we continue to work with Her Majesty's Treasury towards successful execution.  Once agreement has been reached with Her Majesty's Treasury, the Group's participation in the APS will be put to a meeting of the Group's independent shareholders for approval. A circular giving more details of the assets and their credit metrics which are to be included within the scheme will be sent out ahead of the meeting. This will facilitate comparisons with the RBS assets which are not included in the APS.  On an indicative basis 75 to 85 percent of the impairments and write-downs reported in the first quarter are attributed to the portfolios we have submitted for APS coverage and we expect these to count towards the first loss tranche.

Business and strategic update (continued)

UK Lending Commitments

RBS has agreed to increase its lending to UK homeowners and businesses by a targeted £25 billion in 2009/10 as part of the commitments entered into in association with the APS. Credit demand across the UK economy has slowed, with many consumers and businesses quite properly seeking to reduce their borrowing.  Despite this, the Group has maintained the availability of credit at competitive prices and has achieved good lending volumes, with UK mortgage lending increasing by 10% to £82.7 billion and lending to SMEs up 5% to £68.2 billion over the last year. In the larger corporate segments, demand for new bank credit has been weak with many corporates seeking to reduce gearing and diversify their funding sources. RBS has, however, played a leading role in financing UK corporates, participating in more than £10 billion of equity issuance and more than £10 billion of bond issuance for its clients.

Customer accounts

Customer accounts continue to rise. UK current accounts increased 3% to 12.5 million, and UK savings accounts increased 15% to 9.2 million year on year. Own brand motor insurance policies increased 6% to 7.1 million, and own brand non-motor insurance policies by 5% to 5.7 million. Customer accounts in European retail and commercial division, mainly Ulster Bank, increased by 10% to 1.5 million. Within US Retail & Commercial Banking, retail checking accounts were up 3% year on year, excluding disposals, to 3.5 million, and small business checking accounts were up 7% to 480,000 on the same basis due to the strength of our franchise. Within GBM, the first quarter performance confirms our franchise strengths, we have moved up from number five globally to number four in foreign exchange rankings for example.

 Interim Management Statement

This document constitutes RBS' Interim Management Statement ("IMS") for the period from 31 December 2008 to 8 May 2009. Comments relate primarily to pro forma unaudited results for the Group including the ABN AMRO businesses to be retained by RBS and cover the first quarter of 2009 compared with the equivalent quarter in 2008 unless otherwise stated.

RBS has, for the first time, published financial information to accompany its IMS in order to enhance transparency and disclosure to the market.

Profit

The loss before tax was £44 million compared with a profit of £479 million in the corresponding period last year. Profit before impairment losses and credit market write-downs and one-off items was £4,079 million, up 42%, reflecting a strong income performance within Global Banking and Markets ("GBM") across all its businesses, with the performance benefiting from particularly favourable conditions in rates, currencies and commodities. The operating performance of RBS has been resilient, but results overall continue to be affected by impairment losses due to the deteriorating economic conditions in our major markets and credit market write-downs, particularly further provisions taken against monoline exposures. Impairment losses (including reclassified assets) increased by £2,202 million to £2,858 million.

Losses from previously disclosed credit market exposures were £2,069 million, primarily reflecting a further deterioration in the outlook for monoline counterparties.  Other one-off items totalled a positive £1,272 million due to a reduction in the carrying value of own-debt of £1,031 million, and a gain on the Bank of China investment of £241 million (including amounts attributable to co-investors). Integration and restructuring costs totalled £379 million.

Minority interests of £471 million include £359 million relating to our partners' share of the gain from the Bank of China investment.

After tax, minority interests and preference share dividends, the loss attributable to ordinary shareholders was £857 million, compared with a profit of £245 million in Q1 2008.

Income

Total income, excluding credit market write-downs and one-off revenue related items, was £9,702 million, an increase of 26%. On a constant currency basis, income was up 13%.  This was due to very strong growth in GBM income, up 97% at a headline level (65% at constant currency). Other divisions reported more subdued trends, primarily due to lower interest rates and their impact on net interest and investment income, as well as the weak economic environment.

   Interim management statement  (continued)

Net interest income

Net interest income declined by 3% to £3,438 million. Average interest earning assets increased by 17%, driven largely by increased holdings of liquid assets and currency movements. Asset margins across the lending businesses were broadly stable, with improved front book pricing compensating for higher funding costs and the mix effect of a higher proportion of secured lending. Deposit margins decreased due to lower interest rates and increasing competition. As a result, net interest margins for the retail and commercial business have narrowed to 2.69% in Q1 2009 from 2.96% in 2008.

	Q1	Q1	Full year
	2009	2008	2008
	%	%	%

UK Retail and Commercial Banking	2.95	3.21	3.21
US Retail & Commercial Banking	2.42	2.64	2.73
Europe & Middle East Retail & Commercial Banking	1.88	2.04	2.02
Asia Retail & Commercial Banking	5.32	6.47	6.14
Global Banking & Markets	1.19	0.90	1.19

Overall Group margin declined from 2.10% in 2008 to 1.73% in the first quarter of 2009. Of the decline in Group margin approximately 10 b.p. is driven by the aforementioned narrowing in the retail and commercial businesess' margin, and a further 25 b.p. associated with the increased cost of term funding and a higher stock of liquid assets.

The outlook for the full year Group net interest margin is to be approximately 15 b.p. lower than the first quarter largely as a result of continuing measures to strengthen funding and liquidity coupled with a continuing squeeze on deposit margins.

Non-interest income

Non-interest income was up 51% to £6,264 million excluding credit market write-downs and one-off items, due to the very strong trading performance in GBM where non-interest income totalled £3,285 million, up 131%. Regional markets non-interest income was down 12% to £1,218 million (15% at constant currency and adjusting for disposals) due to the withdrawal of the single premium payment protection insurance product, reduced credit card activity levels in the UK and lower gains in the US, together with lower investment income across several divisions as a result of the decline in equity markets globally.

Operating expenses

At a constant exchange rate expenses rose by 8% to £4,657 million. Underlying expenses fell by 3% reflecting tight cost control as well as early benefits from our restructuring initiatives. Headline expenses grew by £776 million, of which £420 million was a function of currency movements with the balance of the growth in the quarter being a combination of the inclusion of Sempra for the first time, the phasing of performance related accruals within GBM, and the increased deposit protection levies in both the UK and the US.  The Group's cost:income ratio improved by 230 b.p. to 48.0%.

On a constant currency basis the outlook for expenses in 2009 is broadly stable compared to 2008, with the expected benefit of cost saving and restructuring initiatives offsetting the impact from performance related compensation and inflation.

Interim management statement  (continued)

Impairment losses

Credit impairment losses (including reclassified assets) increased to £2,858 million, compared with £656 million in 2008. The rise in impairment losses reported in the second half of 2008 continued into 2009, as financial distress spread.  Impairment losses in GBM rose to £1,376 million (2008 - £57 million) reflecting deterioration in a broad range of corporate sectors.  Retail and commercial impairment losses were £1,464 million (2008 - £596 million) reflecting economic weakness across all geographies and consumer sectors.

Impairment losses represented 1.33% of period end loans and advances (Q1 2008 - 0.43%), continuing the deteriorating trends seen in the second half of 2008 where the losses at the year end represented 0.91% of loans and advances.

Non-performing and potential problem loans at 31 March 2009 represented 3.50% of loans and advances, excluding repos, compared with 1.38% a year earlier and 2.69% at 31 December 2008. Provision coverage was 46% compared with 50% at 31 December 2008. A greater proportion of NPLs have high levels of security cover compared to previous periods.

We expect credit impairment losses to continue to reflect very difficult economic conditions seen in the second half of 2008 and the first quarter of 2009, and the resultant increase in non-performing loans across all sectors.

Credit market losses

Losses in Q1 2009 relating to the Group’s previously identified credit market exposures, primarily to the monolines, totalled £2,069 million excluding impairment losses of £747 million on all assets reclassified out of the ‘held-for-trading’ category following the amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ issued in October 2008.  These losses primarily relate to adverse movements in credit default swap spreads and our prudent reserving policy in respect of major monoline counterparties during Q1 leading to a charge of £1,636 million.  Other losses of £433 million relate primarily to further deterioration in our Asset-Backed CDO portfolios.  Further details of these exposures and movements are summarised in Appendix 2.

Other non-operating items

Integration costs of £244 million were incurred, primarily relating to the ABN AMRO acquisition. Restructuring costs amounted to £135 million. We have commenced our programme of cost saving initiatives announced at the full year results in February.  These initiatives have already delivered incremental cost savings of £312 million in the quarter, the majority relating to previous ABN AMRO integration initiatives, as we work towards realising £2.5 billion of savings over the next three years.  Amortisation of purchased intangibles and shared asset costs totalled £89 million in the quarter.

Interim management statement  (continued)

Capital ratios

Risk-weighted assets were £576 billion at 31 March 2009, slightly lower than the £578 billion at 31 December 2008.  A reduction in the GBM balance sheet has been partially offset by the continued adverse impact of pro-cyclicality.

On 24 April 2009 RBS completed an offer and exchange for certain capital instruments. The resultant gain of £4.0 billion after tax would add approximately 70 basis points to our Core Tier 1 ratios. On a pro forma basis, allowing for the £5 billion Preference Share conversion completed on 14 April 2009 and the aforementioned capital instruments transaction, the Group's Core Tier 1 ratio was 6.7% as at 31 March 2009, and 7.5% at 31 December 2008. On the same basis the Tier 1 ratio was 9.9% (31 December 2008 - 10.6%) and the total capital ratio was 13.9% (31 December 2008 - 14.9%). The impact of the APS would add approximately 5.5% to all of these ratios. These ratio calculations are consistent with the FSA definitions issued on 1 May 2009, where deductions are taken from Core Tier 1 capital.

The key drivers of the quarterly movements are:

•	The impact of the disposal of our stake in Bank of China including the loss of minority interest, 25 basis points.

•	The attributable loss (after deducting the fair value gains on own debt), 25 basis points.

•	An increase in regulatory deductions of 30 basis points relating mainly to securitisation positions and the excess of expected losses over provisions held.

Balance Sheet

Total assets of £2,060 billion at 31 March 2009 were down £158 billion, or 7% compared with 31 December 2008. Excluding derivatives, total assets fell by £35 billion, or 3%, from £1,227 billion to £1,192 billion, primarily reflecting continued GBM de-leveraging.

Funding

Loans and advances to customers, excluding reverse repos, were £671 billion, a reduction of £21 billion compared with £692 billion at 31 December 2008.  Customer deposits, excluding repos, totalled £446 billion, a reduction of £14 billion compared with £460 billion at 31 December 2008 reflecting normal seasonal trends.  The loan:deposit ratio was stable at 150% at 31 March 2009.

Liquidity and term funding

Liquidity has slightly improved due to our own actions and reflecting more normal markets. We continue to successfully issue both unguaranteed and guaranteed funding in a variety of currencies, and will continue to look for opportunities to issue public unguaranteed term funding over the course of the next few months.

Recent events

On 24 April 2009, the Group announced a pre-tax gain of approximately £4.5 billion following the completion of the tender and exchange offers for certain of our Tier 1 and upper Tier 2 securities.  On 30 April 2009, the Group announced the disposal of its 50% stake in Linea Directa to Bankinter and expects to record a gain of just over £200 million.

Future disclosures and reporting

During the first half of 2009, the Group will be changing its segmental structure in line with the Strategic Review.  A non-core division, headed by Nathan Bostock, will be reported separately from the divisions within our core Group.  In addition, separate reporting of Group Manufacturing and Centre results will change, and most of these costs will be allocated to the customer-facing divisions and included in the measurement of the returns which they generate.  Prior period data will be restated and published ahead of the announcement of the Group's interim results on 7 August 2009 which will be on the basis of the new segments.

Interim management statement  (continued)

Analysts' conference call

Stephen Hester, Group Chief Executive, and Guy Whittaker, Group Finance Director will be hosting an analyst and investor conference call this morning:

8 May 2009 at 9.00am

Dial in Details:

International - +44 (0) 1452 565 124

UK Free Call - 0800 953 0810

USA Free Call - 1 866 789 2220

Summary consolidated income statement

for the quarter ended 31 March 2009 - pro forma

In the income statement set out below, credit market write-downs and one-off items, amortisation of purchased intangible assets, write-down of goodwill and other assets, integration and restructuring costs and share of shared assets are shown separately. In the statutory condensed consolidated income statement on page 37, these items are included in non-interest income, operating expenses and impairment, as appropriate.

	Q1 2009	Q1 2008	Change	Restated (1) full year 2008
	£m	£m	%	£m

Net interest income	3,438	3,560	(3)	15,939

Non-interest income (excluding insurance net premium income)	4,908	2,724	80	5,227
Insurance net premium income	1,356	1,438	(6)	5,709

Non-interest income excluding credit market write-downs and one-off items	6,264	4,162	51	10,936

Total income before credit market write-downs and one-off items	9,702	7,722	26	26,875
Credit market write-downs and one-off items	(797)	(1,412)	(44)	(5,641)

Total income	8,905	6,310	41	21,234
Operating expenses	4,657	3,881	20	16,085

Profit before other operating charges	4,248	2,429	75	5,149
Insurance net claims	966	978	(1)	3,917

Operating profit before impairment losses	3,282	1,451	126	1,232
Impairment losses	2,858	656	-	7,428

Group operating profit/(loss)*	424	795	(47)	(6,196)
Amortisation of purchased intangible assets	(85)	(87)	(2)	(443)
Integration and restructuring costs	(379)	(74)	-	(1,357)
Share of shared assets	(4)	(155)	(97)	(300)

(Loss)/profit before tax	(44)	479	-	(8,296)
Tax	(228)	(131)	74	1,280

(Loss)/profit for the period	(272)	348	-	(7,016)
Minority interests	471	21	-	412
Preference share and other dividends	114	82	39	596

(Loss)/profit attributable to ordinary shareholders before write-down of goodwill and other intangible assets	(857)	245	-	(8,024)
Write-down of goodwill and other intangible assets	-	-	-	(16,196)

Loss/(profit) attributable to ordinary shareholders	(857)	245	-	(24,220)

Underlying profit
Group operating profit/(loss)*	424	795	(47)	(6,196)
Credit market write-down and one-off items	797	1,412	(44)	5,641
Impairment losses on reclassified assets	747	-	-	466

	1,968	2,207	(11)	(89)

* Profit/(loss) before tax, purchased intangibles amortisation,  integration and restructuring costs, RBS share of Consortium shared assets, and write-down of goodwill and other intangible assets.

Note:

(1) Restated for the amendment to IFRS 2 'Share-based Payment'.

Summary consolidated income statement  (continued)

for the quarter ended 31 March 2009 - pro forma

Key metrics	Q1 2009	Q1 2008	Change	Full Year 2008

Cost:income ratio	48.0%	50.3%	230bp	59.9%
Net interest margin	1.73%	2.05%	(32bp)	2.10%
Risk-weighted assets	£575.7bn	£549.0bn	5%	£577.8bn
Non-performing loans	£23.7bn	£8.2bn	189%	£18.8bn
Provision balance as % of NPL/PPLs	46%	67%		50%

Credit market write-downs and one-off items	Q1 2009 £m	Q1 2008 £m	Full year 2008 £m

Non-interest income:
Global Banking & Markets:
Credit market write-downs	(2,069)	(2,020)	(7,315)
Fair value of own debt	647	410	357

	(1,422)	(1,610)	(6,958)

Centre:
Fair value of own debt	384	198	875
Gain on sale of investment in Bank of China	241	-	-
Gain on sale of investment in Tesco Personal Finance	-	-	442

	625	198	1,317

Total	(797)	(1,412)	(5,641)

Impairment losses on reclassified assets:
Global Banking & Markets	(747)	-	(466)

   Divisional performance

The profit/(loss) of each division before credit market write-downs and one-off and reclassified items, amortisation of purchased intangible assets, write-down of goodwill and other assets, integration and restructuring costs, share of shared assets and after allocation of manufacturing costs where appropriate is shown below. The Group manages costs where they arise.  Customer-facing divisions control their direct expenses whilst Manufacturing is responsible for shared costs.  The Group does not currently allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this.  However, in order to provide a basis for market comparison, the results below also include an allocation of Manufacturing costs to the customer-facing divisions on a basis management considers to be reasonable.

	Q1 2009	Q1 2008	Change	Full Year 2008
	£m	£m	%	£m

Operating profit/(loss) by division

Global Banking & Markets	2,009	1,018	97	(3,570)
Global Transaction Services	336	327	3	1,339
UK Retail & Commercial Banking
- UK Retail Banking	172	469	(63)	1,764
- UK Corporate & Commercial Banking	202	399	(49)	1,116
- UK Wealth	82	104	(21)	403
US Retail & Commercial Banking	(98)	167	(159)	524
Europe & Middle East Retail & Commercial Banking	(91)	108	(184)	70
Asia Retail & Commercial Banking	(75)	13	-	(113)
RBS Insurance	101	147	(31)	780
Central items (excluding one-off items)	(670)	(545)	23	(2,402)

Profit before credit market write-downs and one-off items	1,968	2,207	(11)	(89)
Credit market write-downs, one-off and reclassified items	(1,544)	(1,412)	9	(6,107)

Group operating profit/(loss)	424	795	(47)	(6,196)

Impairment losses by division

Global Banking & Markets	629	57	-	3,177
Global Transaction Services	13	3	-	60
UK Retail & Commercial Banking
- UK Retail Banking	447	283	58	1,281
- UK Corporate & Commercial Banking	228	41	-	671
- UK Wealth	5	1	-	12
US Retail & Commercial Banking	476	199	139	1,041
Europe & Middle East Retail & Commercial Banking	221	41	-	526
Asia Retail & Commercial Banking	87	31	181	171
Other	5	-	-	23

Impairment losses before reclassified asset impairments	2,111	656	-	6,962
Reclassified asset impairments - Global Banking & Markets	747	-	-	466

Total impairment losses	2,858	656	-	7,428

Risk-weighted assets by division	£bn	£bn	%	£bn

Global Banking & Markets	267.6	259.0	3	278.5
Global Transaction Services	20.7	17.7	17	19.6
UK Retail & Commercial Banking
- UK Retail Banking	67.8	63.6	7	63.8
- UK Corporate & Commercial Banking	83.1	92.5	(10)	80.7
- UK Wealth	8.3	7.3	14	8.0
US Retail & Commercial Banking	77.5	57.2	35	78.0
Europe & Middle East Retail & Commercial Banking	32.4	32.0	1	30.9
Asia Retail & Commercial Banking	5.5	5.7	(4)	6.4
Other	12.8	14.0	(9)	11.9

Total	575.7	549.0	5	577.8

Global Markets

Global Banking & Markets

	Q1 2009	Q1 2008	Change	Full year 2008
	£m	£m	%	£m

Net interest income from banking activities	984	752	31	4,034

Net fees and commissions receivable	433	307	41	1,562
Income from trading activities	3,734	1,361	174	4,043
Other operating income (net of related funding costs)	(127)	287	-	575
Trading asset write-downs	(755)	(535)	41	(5,776)

Non-interest income before credit market write-downs and one-off items*	3,285	1,420	131	404

Total income before credit market write-downs and one-off items *	4,269	2,172	97	4,438
Credit market write-downs and one-off items*	(1,422)	(1,610)	(12)	(6,958)

Total income	2,847	562	407	(2,520)

Direct expenses	1,507	980	54	4,352
Allocation of manufacturing costs	124	117	6	479

	1,631	1,097	49	4,831

Operating profit/(loss) before impairment losses	1,216	(535)	-	(7,351)
Impairment losses	1,376	57	-	3,643

Operating loss	(160)	(592)	(73)	(10,994)

Operating profit/(loss) before credit market write-downs, one-off items and reclassified asset impairments	2,009	1,018	97	(3,570)

Analysis of income by product:
Rates	1,984	1,026	93	3,543
Currencies	632	384	65	1,697
Commodities	223	7	-	778
Equities	360	166	117	415
Credit markets	1,309	639	105	1,366
Asset and portfolio management	516	485	6	2,415
Total income before credit market write-downs, other one-off items and trading asset write-downs*	5,024	2,707	86	10,214
Credit market write-downs and one-off items*	(1,422)	(1,610)	(12)	(6,958)
Trading asset write-downs	(755)	(535)	41	(5,776)

Total income	2,847	562	407	(2,520)

Analysis of impairment by sector:
Manufacturing and infrastructure	318	-	-	1,389
Property and construction	67	-	-	722
Transport	85	45	89	12
Telecommunications, media and technology	318	-	-	55
Banks and financial institutions	140	-	-	1,055
Other	448	12	-	410

Total impairment	1,376	57	-	3,643

Loan impairment charge as % of gross customer loans and advances - excluding reverse repurchase agreements	1.12%	0.09%		0.91%

*includes fair value of own debt but excludes reclassified asset impairments of £747 million for Q1 2009.

Global Markets

Global Banking & Markets  (continued)

	Q1	Q1		Full year
	2009	2008	Change	2008
	£bn	£bn	%	£bn

Loans and advances (including banks)	330.3	293.4	13	354.3
Reverse repos	86.6	294.3	(71)	96.1
Securities	156.1	235.0	(34)	163.2
Cash and eligible bills	30.1	27.7	9	26.1
Other assets	55.5	66.0	(16)	52.2

Total third party assets (excluding derivatives mark to market)	658.6	916.4	(28)	691.9
Net derivative assets (after netting)	123.8	94.0	32	146.0
Customer deposits (excluding repos)	93.4	104.5	(11)	105.0
Non-performing loans	8.7	1.8	-	6.2

Risk-weighted assets	267.6	259.0	3	278.5

Global Banking & Markets (GBM) delivered a strong income performance across all business lines in the first quarter of 2009, most notably in rates, currencies and credit markets.  Operating loss fell from £592 million for the first quarter of 2008 to £160 million for the corresponding period of 2009.

GBM incurred £755 million of losses, write-downs or reserve movements largely on credit trading and counterparty risk (including CDPC's) due to the continued effects of the downturn. In addition, losses on previously identified credit market exposures were £2,816 million, including impairments of £747 million on all reclassified assets. The vast majority of activity relating to these asset categories has ceased and will not form part of GBM businesses going forward. The asset losses were partly offset by gains on the fair value of own debt of £647 million.

Total income before credit market write-downs and one-off items was £4,269 million, up 97% from the first quarter of 2008.  After these items, GBM recorded income of £2,847 million. Costs were up 49% and credit impairments rose sharply, resulting in a first quarter 2009 operating loss of £160 million.

Net interest income grew 31% to £984 million, with strong money markets income partly offset by increased funding and liquidity costs.

By business line, the rates business achieved a particularly strong performance in the first quarter of 2009, benefiting from increased market volatility and strong customer demand resulting in a 93% increase in income to £1,984 million.  Foreign exchange revenues were up 33% with a move from 5th up to 4th position globally in the Euromoney FX Poll helping to drive an overall 65% growth in currencies income to £632 million.  The Sempra Commodities joint venture, which began in April 2008, contributed income of £223 million for the quarter.

Equity derivatives performed well in an active market and core equities revenue grew, driven by a strong equity capital markets (ECM) performance. Together with reduced losses on illiquid trading positions, Equities saw an increase in income from £166 million in 2008 to £360 million.  RBS rose from 10th to 8th position in Non-US ECM from Q108 to Q109.

Credit markets benefited from a more stable trading environment helped by various US Government schemes driving increased activity particularly in the US mortgage trading business.  Debt capital markets (DCM) revenues grew strongly from Q108 across both Corporate and FI client sectors. Credit markets income, excluding write-downs on previously disclosed credit market exposures, increased by 105% to £1,309 million.

Asset and portfolio management income remained resilient, despite some losses incurred on loan sales, and income increased by 6% to £516 million.

Global Markets

Global Banking & Markets  (continued)

While total income (before credit market write-downs and one-off items) grew by 97%, total expenses increased 49% to £1,631 million, as a result of currency movements, the inclusion of Sempra for the first time and the phasing of performance related accruals. The compensation ratio for the quarter was 39%, within the expected range for this ratio for the full year. Not withstanding adverse exchange rate movements, non-staff costs decreased by 5% primarily reflecting restructuring and efficiency benefits, and lower operating lease depreciation following the sale of Angel Trains.

Impairment losses (including available-for-sale assets) increased sharply to £1,376 million.  There were a small number of individual significant impairments totalling approximately £400 million in the first quarter.  Credit impairments in the last quarter of 2008 were £2,938 million.  Non-performing and potential problem loans as a percentage of loans & advances to customers increased from 0.7% for the first quarter of 2008 to 3.1% for the first quarter of 2009.

GBM's total third party assets excluding derivatives were reduced by £258 billion at 31 March 2009 to £659 billion, a reduction of 28% on a year earlier, or 37% at constant exchange rates. Within this, total loans and advances were £330 billion, a decrease of 2% at constant exchange rates. There were also significant reverse repos and securities holdings, both of which have been managed down over the course of the quarter.

Global Markets

Global Transaction Services

	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Net interest income	220	224	(2)	909
Non-interest income	409	360	14	1,563

Total income	629	584	8	2,472

Direct expenses	156	137	14	594
Allocation of manufacturing costs	124	117	6	479

	280	254	10	1,073

Operating profit before impairment losses	349	330	6	1,399
Impairment losses	13	3	-	60

Operating profit	336	327	3	1,339

Analysis of income by product:
Domestic cash management	195	188	4	761
International cash management	180	179	1	753
Trade finance	89	60	48	264
Merchant acquiring	135	131	3	577
Commercial cards	30	26	15	117

Total income	629	584	8	2,472

	£bn	£bn	%	£bn

Total third party assets	22.9	22.1	4	24.0
Loans and advances	18.5	21.1	(12)	18.6
Customer deposits	57.7	58.4	(1)	60.9

Risk-weighted assets	20.7	17.7	17	19.6

Global Transaction Services grew income by 8% to £629 million and operating profit 3% to £336 million, in a low interest rate environment.

At constant exchange rates, income was down 6% reflecting subdued market volumes and the impact of lower margins in a low interest rate environment.  However, trade finance income grew by 48% to £89 million driven by improved penetration into the Asia-Pacific markets, coupled with an expansion of supply chain finance products in the second half of 2008.

Net interest income decreased 2% to £220 million due to deposit margin compression.  Non-interest income increased 14% to £409 million primarily as a result of the improved trade finance performance and increased pricing initiatives.

Direct expenses increased 14% to £156 million due to movements in exchange rates. Expenses at constant currency were flat reflecting strict cost control.

Impairment losses remained low at £13 million, reflecting a modest deterioration in the small business credit metrics.

Deposits at 31 March 2009 were slightly down on 31 December 2008, in line with seasonal trends, but broadly in line with the prior year. Loans and advances of £18.5 billion continued to decline, reflecting subdued customer demand.

Regional Markets
UK Retail & Commercial Banking

UK Retail Banking	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Net interest income	1,039	1,050	(1)	4,390

Net fees and commissions - banking	431	555	(22)	2,186
Other non-interest income*	56	68	(18)	218

Non-interest income	487	623	(22)	2,404

Total income	1,526	1,673	(9)	6,794

Direct expenses	408	455	(10)	1,832
Allocation of manufacturing costs	499	466	7	1,917

	907	921	(2)	3,749

Operating profit before impairment losses	619	752	(18)	3,045
Impairment losses	447	283	58	1,281

Operating profit	172	469	(63)	1,764

Analysis of income by product:
Personal advances (excluding mortgages)	308	329	(6)	2,061
Mortgages	210	123	71	505
Personal deposits	394	481	(18)	2,213
Small business advances	116	144	(19)	583
Small business deposits	146	163	(10)	706
Bancassurance	52	61	(15)	217
Tesco Personal Finance	-	69	-	285
Other	300	303	(1)	224

Total income	1,526	1,673	(9)	6,794

Analysis of impairment by sector:
Mortgages	22	6	-	33
Personal	210	158	33	670
Cards	137	86	59	420
Business banking	78	33	136	158

	447	283	58	1,281

Loan impairment charge as % of gross customer loans and advances - excluding reverse repurchase agreements	1.52%	0.99%		1.09%

*  net of insurance claims

Regional Markets

UK Retail & Commercial Banking  (continued)

UK Retail Banking (continued)	Q1	Q1		Full year
	2009	2008	Change	2008
	£bn	£bn	%	£bn

Loans and advances to customers - gross
- mortgages	76.1	69.6	9	74.9
- personal	15.8	17.3	(9)	16.2
- cards	6.0	7.8	(23)	6.4
- business	19.9	19.2	4	20.0
Customer deposits*	96.9	96.8	-	95.9
AUMs - excluding deposits	4.6	6.5	(29)	5.7
Non-performing loans	5.3	4.2	26	4.8

Risk-weighted assets	67.8	63.6	7	63.8

*  excluding bancassurance

UK Retail Banking income declined reflecting the sale of Tesco Personal Finance (TPF), reduced customer activity in some areas and historically low base rates. There has been a continued rise in impairment losses as the UK economy has deteriorated.  These factors have in part been mitigated by strong cost control.  As a result, operating profit declined to £172 million.

Income reduced 9% to £1,526 million.  Net interest income proved resilient, despite the significant increase in funding costs, decreasing by 1% to £1,039 million.  Excluding TPF, net interest income increased by 1%.  This was driven by good volume growth and improved margins on secured personal lending, offset by the narrowing of margins on savings due to deposit floors.  Non-interest income declined 22% to £487 million. Excluding TPF the decline was 14%, reflecting the withdrawal of the single premium payment protection insurance product, lower fees in line with reduced credit card activity levels, and the impact of FTSE performance on bancassurance.

Direct expenses decreased 10%.  Excluding the impact of TPF, the reduction was 5% reflecting lower staff compensation costs and some benefits of cost saving initiatives starting to come through.

Impairment losses increased 58% to £447 million, with an increase in all segments.  Impairment losses in the fourth quarter of 2008 were £376 million.  Delinquencies are still increasing reflecting the difficult economic conditions faced by our retail and small business customers.

Loans and advances to customers increased 3% with deposits flat year on year.  Retail mortgage balances grew by 9% and small business lending by 4% as we look to grow these important segments, while at the same time continuing to reduce exposure to unsecured lending.  Customer deposits in the first quarter were up slightly on December 2008 in a broadly flat market.

Customer numbers have increased. Personal current account customers increased by 3% both year on year and annualised in the first quarter to 12.5 million. Personal savings accounts increased 15% year on year to 9.2 million.

Regional Markets

UK Retail & Commercial Banking  (continued)

UK Corporate & Commercial Banking	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Net interest income	509	512	(1)	2,130

Net fees and commissions	105	99	6	450
Other non-interest income	145	158	(8)	581

Non-interest income	250	257	(3)	1,031

Total income	759	769	(1)	3,161

Direct expenses	235	242	(3)	1,015
Allocation of manufacturing costs	94	87	8	359

	329	329	-	1,374

Operating profit before impairment losses	430	440	(2)	1,787
Impairment losses	228	41	-	671

Operating profit	202	399	(49)	1,116

Analysis of income by product:
Corporate and commercial lending	582	612	(5)	1,751
Asset and invoice finance	133	145	(8)	565
Corporate deposits	120	92	30	424
Other	(76)	(80)	(5)	421

Total income	759	769	(1)	3,161

Movements in income by product have been affected by changes in transfer pricing in respect of funding between the division and Group Treasury, reflecting higher funding costs.

Analysis of impairments by segment:
Commercial	78	19	206
Corporate	91	1	303
Lombard	49	11	112
Other	10	10	50

	228	41	671

Loan impairment charge as % of gross customer loans and advances - excluding reverse repurchase agreements	0.83%	0.16%	0.61%

2009 impairment loss of £228 million by sector as follows: construction £85 million, real estate

£14 million, manufacturing £19 million, other £110 million.

	£bn	£bn	%	£bn

Loans and advances to customers - gross	109.2	103.9	5	110.4
Customer deposits	66.1	67.9	(3)	64.3
Non-performing loans	4.0	1.1	82	3.0

Risk-weighted assets	83.1	92.5	(10)	80.7

Regional Markets

UK Retail & Commercial Banking  (continued)

UK Corporate & Commercial Banking  (continued)

Operating profit decreased 49% to £202 million reflecting increased impairment losses. Operating profit before impairment losses was stable at £430 million.

Total income decreased 1% to £759 million. Despite significant increases in funding costs, net interest income has proved resilient, declining by 1% to £509 million as the impact of competition for deposits was partially offset by increasing asset margins. Asset growth has been 5% year on year, although there has been a slow-down in the first quarter as our customers in many cases have looked to reduce their borrowings.  Non-interest income decreased by 3%. Net fees and commissions were up by 6% as a result of continued lending activity creating additional fee opportunities while other non-interest income was down 8% principally due to lower net rental asset income and reduced income from trading activities, reflecting lower levels of capital and debt markets activity among our client base.

Direct expenses decreased 3% to £235 million reflecting strong cost control and lower operating lease costs.

Impairment losses increased to £228 million reflecting the difficult economic conditions faced by our customers and were widely spread across all sectors.  Impairment losses in the fourth quarter were £430 million, where there were a number of larger individual cases than in the first quarter.

Loan balances are slightly down in the first quarter reflecting repayment of debt by some customers. Deposits are £1.8 billion higher in the first three months of 2009 reflecting our strong franchise and increased savings activity by our customers. We retain our number one position in the UK corporate and commercial markets and continue to improve our customer satisfaction scores reflecting consistent investment in the franchise over the past few years.

Regional Markets

UK Retail & Commercial Banking  (continued)

UK Wealth	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Net interest income	124	134	(7)	570

Net fees and commissions	54	67	(19)	250
Other non-interest income	10	9	11	39

Non-interest income	64	76	(16)	289

Total income	188	210	(10)	859

Direct expenses	70	76	(8)	324
Allocation of manufacturing costs	31	29	7	120

	101	105	(4)	444

Operating profit before impairment losses	87	105	(17)	415
Impairment losses	5	1	-	12

Operating profit	82	104	(21)	403

Analysis of income:
Private Banking	162	174	(7)	726
Investments	26	36	(28)	133

Total income	188	210	(10)	859

	£bn	£bn	%	£bn

Loans and advances to customers - gross
- mortgages	5.3	4.5	18	5.2
- personal	3.6	3.2	13	3.7
- other	1.4	1.0	40	1.2
Customer deposits	26.2	27.9	(6)	25.9
AUMs - excluding deposits	15.1	18.8	(20)	16.8

Risk-weighted assets	8.3	7.3	14	8.0

Operating profit declined by 21% to £82 million reflecting the impact of lower interest rates on deposit margins, and lower investment income due to equity market declines, partially mitigated by effective cost control.

Income reduced 10% to £188 million. Net interest income fell 7% to £124 million due to the impact of dramatically lower interest rates on deposit margins as well as client preferences to place deposits for shorter periods. Non-interest income, comprising fees and commissions declined 16% to £64 million primarily due to two factors: the significant fall in equity markets (FTSE 100 at end of Q1 2009 was 31% down on the end of Q1 2008 while S&P500 was down 40% for the same period) and client risk appetite remaining low, leading to reluctance to invest in more complex products and a preference to hold lower yield liquid investments and deposits. As a consequence, AUMs fell by 20% to £15.1 billion.

Direct expenses reduced 8% to £70 million reflecting effective cost control.

Customer accounts have increased 2% year on year. Lending volumes are strong, up 18%, particularly in mortgages and small business. The tightening of lending capacity in the wider market has contributed to an increase in attractive lending opportunities. Deposits have grown in the first quarter reflecting a more stable environment compared with the last quarter of 2008.

Regional Markets

US Retail & Commercial Banking

	Q1	Q1		Full year	Q1	Q1		Full year
	2009	2008	Change	2008	2009	2008	Change	2008
	£m	£m	%	£m	$m	$m	%	$m

Net interest income	610	470	30	2,106	876	930	(6)	3,902

Net fees and commissions	196	161	22	705	282	319	(12)	1,305
Other non-interest income	53	61	(13)	199	76	121	(37)	371

Non-interest income	249	222	12	904	358	440	(19)	1,676

Total income	859	692	24	3,010	1,234	1,370	(10)	5,578

Direct expenses	387	239	62	1,086	556	473	18	2,012
Allocation of manufacturing costs	94	87	8	359	135	174	(22)	665

	481	326	48	1,445	691	647	7	2,677

Operating profit before impairment losses	378	366	3	1,565	543	723	25	2,901
Impairment losses - core	319	87	-	722	460	171	169	1,337
Impairment losses - SBO	157	112	40	319	224	223	-	592

Operating (loss)/profit	(98)	167	(159)	524	(141)	329	(143)	972

Average exchange rate - US$/£	1.436	1.979		1.853

Analysis of income by product:
Mortgages and home equity	166	112	48	468	238	221	8	868
Personal lending and Credit and debit cards	158	115	37	497	228	229	-	922

Retail deposits	224	220	2	971	321	434	(26)	1,799
Commercial lending	148	103	44	452	213	203	5	837
Commercial deposits	116	84	38	409	166	167	(1)	757
Other	47	58	(19)	213	68	116	(41)	395

Total income	859	692	24	3,010	1,234	1,370	(10)	5,578

Analysis of impairment by sector:

Home equity - SBO	156	113	38	320	224	223	-	592
Home equity - other	30	13	131	69	43	26	65	128
Residential mortgages	26	6	-	47	37	11	-	87
Commercial real estate	52	2	-	96	75	3	-	177
Commercial & industrial	87	10	-	114	125	20	-	212
Other	125	55	127	395	180	111	62	733

	476	199	139	1,041	684	394	74	1,929

Loan impairment charge as % of gross customer loans and advances - excluding reverse repurchase agreements					2.47%	1.39%		1.70%

Regional Markets

US Retail & Commercial Banking  (continued)

	Q1	Q1		Full year	Q1	Q1		Full year
	2009	2008	Change	2008	2009	2008	Change	2008
	£bn	£bn	%	£bn	$bn	$bn	%	$bn

Total assets	110.2	80.8	36	103.9	157.9	160.4	(2)	151.8
Loans and advances to customers (gross):
- mortgages	10.3	9.1	13	10.7	14.8	18.1	(18)	15.7
- home equity	23.8	17.8	34	23.8	34.1	35.3	(3)	34.8
- other consumer	14.6	11.1	32	14.6	20.9	22.0	(5)	21.3
- corporate and commercial	28.4	19.1	49	28.2	40.7	37.9	7	41.2
Customer deposits	68.1	50.7	34	64.6	97.6	100.6	(3)	94.3
Non-performing loans
- retail	0.5	0.2	-	0.4	0.8	0.4	-	0.6
- commercial	0.5	0.1	-	0.3	0.7	0.2	-	0.5

Risk-weighted assets	77.5	57.2	35	78.0	111.0	113.6	(2)	113.9

Spot exchange rate - US$/£	1.433	1.986		1.460

Total income declined 10% to $1,234 million reflecting lower interest rates and their impact on deposit margins, lower investment gains and subdued activity.  Net interest income was down 6% to $876 million with lower interest margins at 2.42% (Q1 2008 - 2.64%). Asset margins overall are stable with pricing improving, but we are experiencing increased prepayments on mortgages and treasury assets which are impacting overall asset yields. Non-interest income was down $82 million at $358 million primarily reflecting lower gains at $9 million (Q1 2008 - $67 million).  Activity in core retail banking was also subdued reflecting the difficult economic conditions.

Direct expenses increased by $83 million to $556 million reflecting a number of items including; increased FDIC insurance costs ($35 million), mortgage servicing rights amortisation, higher pension costs and collection costs.

Impairment losses continue to rise and were $684 million compared with $394 million and $651 million in the first and last quarters of 2008 respectively.  Delinquencies were higher reflecting difficult economic conditions and were $2,825 million or 2.61% of loans compared with $2,430 million at the end of 2008.

Loans and advances were slightly down at $110.5 billion reflecting subdued customer demand in some sectors. Deposit trends improved in the quarter with deposits up $3.3 billion at $97.6 billion compared with the end of 2008. Our consumer business is booking record volumes of mortgage applications currently due to low interest rates.

Citizens retail checking accounts were up 3% year on year excluding disposals to 3.5 million, and small business checking accounts were up 7% to 480,000 on the same basis due to the strength of our franchise.

Regional Markets

Europe & Middle East Retail & Commercial Banking

	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Net interest income	284	282	1	1,152

Net fees and commissions	62	72	(14)	320
Other non-interest income	12	22	(45)	46

Non-interest income	74	94	(21)	366

Total income	358	376	(5)	1,518

Direct expenses	134	140	(4)	563
Allocation of manufacturing costs	94	87	8	359

	228	227	-	922

Operating profit before impairment losses	130	149	(13)	596
Impairment losses	221	41	-	526

Operating (loss)/profit	(91)	108	(184)	70

Analysis of income by business:
Ulster corporate	196	180	9	752
Ulster retail	99	95	4	416
Other	63	101	(38)	350

Total income	358	376	(5)	1,518

Analysis of impairment by sector:
Mortgages	21	8	163	23
Retail other	38	24	58	177
Commercial investment and development	15	1	-	10
Residential investment and development	108	7	-	265
Corporate other	39	1	-	51

	221	41	-	526

Loan impairment charge as % of gross customer loans and advances - excluding reverse repurchase agreements	1.48%	0.31%		0.85%

	£bn	£bn	%	£bn

Total assets	61.8	59.8	3	66.4
Loans and advances to customers - gross
- mortgages	23.8	20.1	18	24.6
- corporate	32.3	29.2	11	33.4
- other	3.6	3.5	3	3.7
Customer deposits	20.2	24.3	(17)	25.0
Non-performing loans
- mortgages	0.5	0.2	-	0.4
- corporate	3.9	0.4	-	2.8
- other	0.2	0.1	-	0.2

Risk-weighted assets	32.4	32.0	1	30.9

Regional Markets

Europe & Middle East Retail & Commercial Banking  (continued)

Comments relate almost exclusively to Ulster Bank, representing over 80% of the division's income.

The significant deterioration in global and local economic conditions has impacted the Europe & Middle East division, which has recorded an operating loss of £91 million (2008 - £108 million profit).  The main driver of this performance was a £180 million increase in impairment losses primarily reflecting difficult conditions in Ireland.  2008 included the subsequently disposed European Consumer Finance business and former ABN AMRO retail businesses in Spain and Russia (full year 2008 - income £85 million, costs £54 million and operating loss £58 million).

Income fell by 5% to £358 million or 17% at constant currency, reflecting the impact of lower interest rates on deposit margins, and lower volumes in both retail and commercial franchises. Net interest income increased 1% reflecting higher average balances, but lower margins (-16 basis points). Asset margins were up slightly, counterbalanced by the impact of strong competition for deposits. Non-interest income declined £20 million due to lower customer activity in areas such as bancassurance.

Direct expenses fell by 4% to £134 million or 18% at constant currency reflecting strong cost control and the initial benefits of our restructuring programme.

Impairments rose by £180 million to £221 million reflecting the deterioration in the economic environment and outlook in Ireland.

Loans and advances were £2 billion lower in the first quarter, reflecting subdued demand. Deposits were £4.1 billion lower year on year primarily as a result of a reduction in wholesale deposits; retail deposits were broadly flat in a highly competitive market.

Regional Markets

Asia Retail & Commercial Banking

	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Net interest income	97	92	5	379

Net fees and commissions	71	82	(13)	309
Other non-interest income	23	30	(23)	93

Non-interest income	94	112	(16)	402

Total income	191	204	(6)	781

Direct expenses	116	101	15	483
Allocation of manufacturing costs	63	59	7	240

	179	160	12	723

Operating profit before impairment losses	12	44	(73)	58
Impairment losses	87	31	181	171

Operating (loss)/profit	(75)	13	-	(113)

Analysis of income:
Private banking	75	74	1	301
Cards and consumer finance	57	56	2	232
Affluent banking (and general)	41	53	(23)	174
Business & commercial banking	18	21	(14)	74

	191	204	(6)	781

	£bn	£bn	%	£bn

Total assets	8.0	6.4	25	8.3
Loans and advances to customers - gross	5.3	4.6	15	5.8
AUMs - excluding deposits	19.8	19.6	1	21.2
Customer deposits	15.5	11.7	32	15.1
Non-performing loans	0.1	0.1	-	0.3

Risk-weighted assets	5.5	5.7	(4)	6.4

Operating loss of £75 million reflected increased impairment losses and pressure on income.

Total income was down 6% at £191 million reflecting difficult economic conditions, and lower investment income.  RBS Coutts Private Banking performed resiliently in these conditions, but the Retail & Commercial businesses suffered from lower transactional levels on the back of poor investor sentiment. Net interest income increased 5% to £97 million due to increased average balances. Non-interest income declined due to lower investment income and fees due to subdued customer activity.

Direct expenses increased by 15% to £116 million, reflecting the impact of previous investment, but have been managed down to a level below the £154 million recorded in the fourth quarter of 2008. Significant cost reduction programmes are being implemented.

The increased impairment charge primarily reflects pressures in the Indian Consumer Finance book which recorded provisions of £44 million on a book of £1,079 million.

Loans declined £0.5 billion in the first quarter reflecting subdued activity. Deposits increased 32% year-on-year, further improving the divisions funding surplus.

RBS Insurance

	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Earned premiums	1,356	1,382	(2)	5,520
Reinsurers' share	(51)	(61)	(16)	(227)

Insurance premium income	1,305	1,321	(1)	5,293
Net fees and commissions	(129)	(100)	29	(401)
Other income	144	169	(15)	674

Total income	1,320	1,390	(5)	5,566

Direct expenses	181	223	(19)	771
Allocation of manufacturing costs	63	59	7	240

	244	282	(13)	1,011

Gross claims	981	1,041	(6)	3,857
Reinsurers' share	(11)	(80)	(86)	(124)

Net claims	970	961	1	3,733

Operating profit before impairment losses	106	147	(28)	822
Impairment losses	5	-	-	42

Operating profit	101	147	(31)	780

Analysis of income by product:
Motor own-brands	483	485	-	1,954
Household and Life own-brands	206	205	-	811
Motor partnerships and broker	256	334	(23)	1,278
Household and Life, Partnerships and broker	128	148	(14)	604
Other (International, commercial and central)	247	218	13	919

Total income	1,320	1,390	(5)	5,566

In-force policies (thousands)
- Own-brand motor	7,093	6,705	6	6,964
- Own-brand non-motor (home, rescue, pet, HR24)	5,741	3,846	49	5,642
- Partnerships & broker (motor, home, rescue, SMEs, pet, HR24)	8,261	9,168	(10)	8,450

General insurance reserves - total (£m)	8,072	8,211	(2)	8,159

Operating profit was £101 million, a reduction of £46 million from a year earlier.  This reflects the impact of the disposal of Tesco Personal Finance (TPF) which reduced profits by £24 million, poorer weather and lower investment income, and masks a strong performance and good momentum from our core brands.

Insurance premium income was broadly flat at £1,305 million, with good growth of 5% in own-brand premium income as policy numbers continued to grow. In the UK motor market, the Churchill and Privilege brands continued to be successfully deployed on a limited number of aggregator web sites. Direct Line new business volumes increased by 20%  and Churchill and Privilege motor policy numbers increased by 14% and 18% respectively over the period. Our international businesses in Spain, Italy and Germany performed well, with underlying income up 1% and contribution up 27%. The Spanish joint venture has been sold to our joint venture partner Bankinter and completed in April. Over the last year own-brand motor policy numbers have increased by 6% to 7.1 million.

RBS Insurance (continued)

In own-brand non-motor insurance we have continued to achieve good sales through RBS and NatWest, where home insurance policies in force have increased by 15% over the period. In addition, Direct Line home renewal volumes have increased by 2% across the same period and Privilege and Churchill have grown home policies by 165% and 20% respectively, mainly due to an increase in online business as a result of successful marketing campaigns. Overall own-brand non-motor policies in force have grown by 49% to 5.7 million benefiting from the addition of rescue cover to RBS and NatWest current account package customers. On a like for like basis own-brand non-motor policies in force have grown by 5%.

Partnership and broker business continued to fall in line with previous trends with premium income declining 9% as we focus on more profitable segments.

Other income fell 15% to £144 million reflecting lower investment income as interest rates fell in the UK.

Direct expenses fell by 19% to £181 million.  On an underlying basis, excluding the impact of the disposal of TPF, expenses fell 9% due to the timing of marketing expenditure and lower staff costs.  Expenses in the first quarter of 2008 included TPF profit-sharing payments of £24 million.

Net insurance claims rose by 1% to £970 million, reflecting the impacts of more severe weather conditions in January 2009 balanced by further efficiencies and an improvement in risk selection.

Impairment losses of £5 million reflect losses on the investment portfolio.

The UK combined operating ratio for Q1 2009, including manufacturing costs improved from 99.6% to 97.8% reflecting a higher loss ratio which was more than offset by the improved expense base.

Group Manufacturing

	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Staff costs	308	285	8	1,197
Other costs	941	883	7	3,596

Total manufacturing costs	1,249	1,168	7	4,793
Allocated to divisions	(1,249)	(1,168)	7	(4,793)

	-	-	-	-

Analysis of manufacturing costs:
Technology Services and support functions	445	444	-	1,757
Group Property	463	399	16	1,690
Global Operations	341	325	5	1,346

Total manufacturing costs	1,249	1,168	7	4,793

Group Manufacturing costs rose by 7% to £1,249 million.  On a constant currency basis, costs were down 1% due to improving productivity, and restructuring and integration savings.  Previously committed projects led to an increase of 16% in property costs (6% on a constant currency basis).

Central items

	Q1	Q1		Full year
	2009	2008	Change	2008
	£m	£m	%	£m

Funding costs	393	361	9	1,331
Departmental costs	157	156	1	665
Other corporate costs	57	(32)	-	165

	607	485	25	2,161
Allocation of manufacturing costs	63	60	5	241

Total central items*	670	545	23	2,402

*excluding one-off items (see page 15).

Central costs increased by 23% to £670 million.

Funding costs rose by 9% to £393 million due to higher term and liquidity funding costs partially offset by IFRS volatility and foreign exchange movements.

Departmental costs were flat at £157 million.

Other costs were up due to increased Financial Services Compensation scheme levies of £38 million and a number of other smaller items.

Condensed consolidated balance sheet

at 31 March 2009 - pro forma

	31 March	31 December
	2009	2008
	£m	£m
Assets
Cash and balances at central banks	20,384	11,830
Net loans and advances to banks	60,169	70,637
Reverse repurchase agreements and stock borrowing	44,828	58,771
Loans and advances to banks	104,997	129,408
Net loans and advances to customers	671,008	691,876
Reverse repurchase agreements and stock borrowing	46,561	39,289
Loans and advances to customers	717,569	731,165
Debt securities	248,844	253,098
Equity shares	14,234	22,094
Settlement balances	24,446	17,812
Derivatives	868,657	991,493
Intangible assets	16,364	16,386
Property, plant and equipment	17,554	17,169
Deferred taxation	5,510	5,409
Prepayments, accrued income and other assets	19,558	20,715
Assets of disposal groups	48	67

	2,058,165	2,216,646
Share of shared assets	2,323	2,047

Total assets	2,060,488	2,218,693

Liabilities
Bank deposits	178,665	178,268
Repurchase agreements and stock lending	54,677	83,666
Deposits by banks	233,342	261,934
Customer deposits	446,331	460,318
Repurchase agreements and stock lending	78,505	58,143
Customer accounts	524,836	518,461
Debt securities in issue	258,472	269,188
Settlement balances and short positions	63,281	54,264
Derivatives	836,655	969,396
Accruals, deferred income and other liabilities	27,042	23,453
Retirement benefit liabilities	1,518	1,547
Deferred taxation	2,667	2,930
Insurance liabilities	7,400	7,480
Subordinated liabilities	43,511	43,678

	1,998,724	2,152,331
Share of shared assets	2,323	2,047

Total liabilities	2,001,047	2,154,378

Equity:
Minority interests	3,428	5,436
Owners' equity*	56,013	58,879

Total equity	59,441	64,315

Total liabilities and equity	2,060,488	2,218,693

* Owners' equity attributable to:
Ordinary shareholders	42,659	45,525
Other equity owners	13,354	13,354

	56,013	58,879

Overview of condensed consolidated balance sheet - pro forma

Total assets of £2,060.5 billion at 31 March 2009 were down £158.2 billion, 7%, compared with 31 December 2008.

Cash and balances at central banks were up £8.6 billion, 72% to £20.4 billion.

Loans and advances to banks decreased by £24.4 billion, 19%, to £105.0 billion reflecting lower reverse repurchase agreements and stock borrowing ("reverse repos"), down by £13.9 billion, 24% to £44.8 billion and reduced bank placings, down by £10.5 billion, 15%, to £60.2 billion.

Loans and advances to customers were down £13.6 billion, 2%, at £717.6 billion.  Within this, reverse repos increased by 19%, £7.3 billion to £46.6 billion. Excluding reverse repos, customer lending declined by £20.9 billion, 3% to £671.0 billion.

Equity shares decreased by £7.9 billion, 36%, to £14.2 billion principally due to changes in Global Banking & Markets.

Settlement balances rose by £6.6 billion, 37% to £24.4 billion as a result of increased activity.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates.

Prepayments, accrued income and other assets were down £1.2 billion, 6% to £19.6 billion.

Deposits by banks declined by £28.6 billion, 11% to £233.3 billion. This reflected decreased repurchase agreements and stock lending ("repos"), down £29.0 billion, 35% to £54.7 billion partly offset by increased inter-bank deposits, up £0.4 billion to £178.7 billion.

Customer accounts were up £6.4 billion, 1% to £524.8 billion. Within this, repos increased £20.4 billion, 35% to £78.5 billion. Excluding repos, deposits declined by £14.0 billion, 3%, to £446.3 billion.

Settlement balances and short positions were up £9.0 billion, 17%, to £63.3 billion reflecting increased activity.

Accruals, deferred income and other liabilities increased £3.6 billion, 15%, to £27.0 billion.

Subordinated liabilities were down £0.2 billion to £43.5 billion, primarily reflecting the redemption of £0.3 billion dated loan capital.

Equity minority interests decreased by £2.0 billion, 37% to £3.4 billion. Equity withdrawals of £1.9 billion, reflecting the disposal of the investment in Bank of China attributable to minority shareholders, the recycling of related available-for-sale reserves to income, £0.4 billion, and dividends paid of £0.2 billion, were partially offset by attributable profits of £0.5 billion.

Owners' equity declined by £2.9 billion, 5% to £56.0 billion.  The attributable loss for the period of £0.8 billion, a £2.0 billion decrease in available-for-sale reserves, net of tax, the majority of which related to Global Banking & Markets, the payment of other owners dividends of £0.1 billion and exchange rate movements of £0.2 billion, were partly offset by an increase in the cash flow hedging reserve of £0.2 billion.  The £2.0 billion decrease in available-for-sale reserves reflects declines in the value of debt securities within our portfolios, together with £0.2 billion relating to Bank of China.

Statutory results

The condensed consolidated income statement and the condensed consolidated balance sheet presented on pages 37 and 38 respectively are on a statutory basis and include the results of ABN AMRO. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

Condensed consolidated income statement - statutory

for the quarter ended 31 March 2009

In the income statement below, credit market write-downs and one-off items, amortisation of purchased intangible assets and integration costs are included in non-interest income and operating expenses, as appropriate.

	Q1	Q1		Restated (1) full year
	2009	2008	Increase	2008
	£m	£m	%	£m

Net interest income	4,395	3,980	10	18,675

Fees and commissions receivable	2,537	2,345	8	9,831
Fees and commissions payable	(684)	(591)	16	(2,386)
Other non-interest income	2,671	(243)	-	(6,578)
Net insurance premium income	1,469	1,639	(10)	6,326

Non-interest income	5,993	3,150	90	7,193

Total income	10,388	7,130	46	25,868
Operating expenses	6,159	4,894	26	54,202

Profit/(loss) before other operating charges and impairment	4,229	2,236	89	(28,334)
Net insurance claims	1,087	1,126	(3)	4,430
Impairment	3,090	723	-	8,072

Group operating profit/(loss) before tax	52	387	(87)	(40,836)
Tax charge/(credit)	241	90	168	(2,323)

(Loss)/profit after tax from continuing operations	(189)	297	-	(38,513)
(Loss)/profit from discontinued operations, net of tax	(116)	89	-	3,971

(Loss)/profit for the period	(305)	386	-	(34,542)
Minority interests	483	79	-	(10,832)
Other owners' dividends	114	82	39	596

(Loss)/profit attributable to ordinary shareholders	(902)	225	-	(24,306)

*Operating expenses include:
Integration and restructuring costs:
- Administrative expenses	374	60	-	1,321
- Depreciation and amortisation	5	14	(64)	36

	379	74	-	1,357
Amortisation of purchased intangible assets	85	87	(2)	443

	464	161	-	1,800

Note:

(1) Restated for the amendment to IFRS 2 'Share-based Payment'.

Condensed consolidated balance sheet - statutory

at 31 March 2009

	31 March 2009	31 December 2008
	£m	£m
Assets
Cash and balances at central banks	20,930	12,400
Net loans and advances to banks	68,464	79,426
Reverse repurchase agreements and stock borrowing	44,828	58,771
Loans and advances to banks	113,292	138,197
Net loans and advances to customers	810,750	835,409
Reverse repurchase agreements and stock borrowing	46,588	39,313
Loans and advances to customers	857,338	874,722
Debt securities	262,640	267,549
Equity shares	18,106	26,330
Settlement balances	24,460	17,832
Derivatives	869,637	992,559
Intangible assets	19,747	20,049
Property, plant and equipment	19,307	18,949
Deferred taxation	7,910	7,082
Prepayments, accrued income and other assets	24,039	24,402
Assets of disposal groups	864	1,581

Total assets	2,238,270	2,401,652

Liabilities
Bank deposits	172,377	174,378
Repurchase agreements and stock lending	54,677	83,666
Deposits by banks	227,054	258,044
Customer deposits	571,069	581,369
Repurchase agreements and stock lending	78,505	58,143
Customer accounts	649,574	639,512
Debt securities in issue	287,255	300,289
Settlement balances and short positions	63,308	54,277
Derivatives	838,533	971,364
Accruals, deferred income and other liabilities	32,925	31,482
Retirement benefit liabilities	1,989	2,032
Deferred taxation	4,113	4,165
Insurance liabilities	9,840	9,976
Subordinated liabilities	48,515	49,154
Liabilities of disposal groups	417	859

Total liabilities	2,163,523	2,321,154

Equity:
Minority interests	18,734	21,619
Owners' equity*
Called up share capital	9,898	9,898
Reserves	46,115	48,981

Total equity	74,747	80,498

Total liabilities and equity	2,238,270	2,401,652

* Owners' equity attributable to:
Ordinary shareholders	42,659	45,525
Other equity owners	13,354	13,354

	56,013	58,879

Other information

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2008 will be filed with the Registrar of Companies. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Andrew Wilson	Head of Group Corporate Affairs	+44 (0) 131 626 4022
+44 (0) 7810 636995

Neil Moorhouse	Media Relations	+44 (0) 7786 690029
+44 (0) 131 523 4414

8 May 2009

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets
Income statement for the 3 months ended 31 March 2009

		Adjustments
	Pro forma	RFS minority interest	Share of shared assets	Credit market write-downs and one-off items	Amortisation of Intangibles, integration and restructuring costs	Statutory
	£m	£m	£m	£m	£m	£m

Net interest income	3,438	857	16	84	-	4,395

Non-interest income (excluding insurance net premium income)	4,908	507	(10)	(881)	-	4,524
Insurance net premium income	1,356	113	-	-	-	1,469

Non-interest income excluding credit market write-downs and one-off items	6,264	620	(10)	(881)	-	5,993

Total income before credit market write-downs and one-off items	9,702	1,477	6	(797)	-	10,388
Credit market write-downs and one-off items	(797)	-	-	797	-	-

Total income	8,905	1,477	6	-	-	10,388
Operating expenses	4,657	1,028	10	-	464	6,159

Profit/(loss) before other operating charges	4,248	449	(4)	-	(464)	4,229
Insurance net claims	966	121	-	-	-	1,087

Operating profit/(loss) before impairment losses	3,282	328	(4)	-	(464)	3,142
Impairment losses	2,858	232	-	-	-	3,090

Group operating profit/(loss)	424	96	(4)	-	(464)	52
Amortisation of purchased intangible assets	85	-	-	-	(85)	-
Integration and restructuring costs	379	-	-	-	(379)	-
Share of shared assets	4	-	(4)	-	-	-

(Loss)/profit before tax	(44)	96	-	-	-	52
Tax	228	13	-	-	-	241

(Loss)/profit from continuing operations	(272)	83	-	-	-	(189)
Loss from discontinued operations, net of tax	-	(71)	(45)	-	-	(116)

(Loss)/profit for the period	(272)	12	(45)	-	-	(305)
Minority interests	471	12	-	-	-	483
Preference dividends	114	-	-	-	-	114

Loss attributable to ordinary shareholders	(857)	-	(45)	-	-	(902)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets
Income statement for the 3 months ended 31 March 2008

		Adjustments
	Pro forma	RFS minority interest	Share of shared assets	Credit market write-downs and one-off items	Amortisation of intangibles, integration and restructuring costs	Restated Statutory
	£m	£m	£m	£m	£m	£m

Net interest income	3,560	517	(97)	-	-	3,980

Non-interest income (excluding insurance net premium income)	2,724	232	(33)	(1,412)	-	1,511
Insurance net premium income	1,438	201	-	-	-	1,639

Non-interest income excluding credit market write-downs and one-off items	4,162	433	(33)	(1,412)	-	3,150

Total income before credit market write-downs and one-off items	7,722	950	(130)	(1,412)	-	7,130
Credit market write-downs and one-off items	(1,412)	-	-	1,412	-	-

Total income	6,310	950	(130)	-	-	7,130
Operating expenses	3,881	827	25	-	161	4,894

Profit/(loss) before other operating charges	2,429	123	(155)	-	(161)	2,236
Insurance net claims	978	148	-	-	-	1,126

Operating profit/(loss) before impairment losses	1,451	(25)	(155)	-	(161)	1,110
Impairment losses	656	67	-	-	-	723

Group operating profit/(loss)	795	(92)	(155)	-	(161)	387
Amortisation of purchased intangible assets	87	-	-	-	(87)	-
Integration costs	74	-	-	-	(74)	-
Share of shared assets	155	-	(155)	-	-	-

Profit/(loss) before tax	479	(92)	-	-	-	387
Tax	131	(41)	-	-	-	90

Profit/(loss) from continuing operations	348	(51)	-	-	-	297
Profit/(loss) from discontinued operations, net of tax	-	109	(20)	-	-	89

Profit/(loss) for the period	348	58	(20)	-	-	386
Minority interests	21	58	-	-	-	79
Preference dividends	82	-	-	-	-	82

Profit/(loss) attributable to ordinary shareholders	245	-	(20)	-	-	225

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets
Income statement for the year ended 31 December 2008

		Adjustments
	Restated pro forma	RFS minority interest	Share of shared assets	Credit market write-downs and one-off items	Amortisation of intangibles, integration and restructuring costs	Write-down of goodwill and other intangible assets	Restated Statutory
	£m	£m	£m	£m	£m	£m	£m

Net interest income	15,939	2,911	(175)	-	-	-	18,675

Non-interest income (excluding insurance net premium income)	5,227	1,299	(18)	(5,641)	-	-	867
Insurance net premium income	5,709	617	-	-	-	-	6,326

Non-interest income excluding credit market write-downs and one-off items	10,936	1,916	(18)	(5,641)	-	-	7,193

Total income before credit market write-downs and one-off items	26,875	4,827	(193)	(5,641)	-	-	25,868
Credit market write-downs and one-off items	(5,641)	-	-	5,641	-	-	-

Total income	21,234	4,827	(193)	-	-	-	25,868
Operating expenses	16,085	19,303	103	-	1,800	16,911	54,202

Profit/(loss) before other operating charges	5,149	(14,476)	(296)	-	(1,800)	(16,911)	(28,334)
Insurance net claims	3,917	513	-	-	-	-	4,430

Operating profit/(loss) before impairment losses	1,232	(14,989)	(296)	-	(1,800)	(16,911)	(32,764)
Impairment losses	7,428	640	4	-	-	-	8,072

Group operating loss	(6,196)	(15,629)	(300)	-	(1,800)	(16,911)	(40,836)
Amortisation of purchased intangible assets	443	-	-	-	(443)	-	-
Write down of goodwill and other intangible assets	16,911	-	-	-	-	(16,911)	-
Integration and restructuring costs	1,357	-	-	-	(1,357)	-	-
Share of shared assets	300	-	(300)	-	-	-	-

Loss before tax	(25,207)	(15,629)	-	-	-	-	(40,836)
Tax	(1,995)	(328)	-	-	-	-	(2,323)

Loss from continuing operations	(23,212)	(15,301)	-	-	-	-	(38,513)
Profit/(loss) from discontinued operations, net of tax	-	4,057	(86)	-	-	-	3,971

Loss for the period	(23,212)	(11,244)	(86)	-	-	-	(34,542)
Minority interests	412	(11,244)	-	-	-	-	(10,832)
Preference dividends	596	-	-	-	-	-	596

Loss attributable to ordinary shareholders	(24,220)	-	(86)	-	-	-	(24,306)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets
Balance sheet at 31 March 2009

	Pro forma	Transfers	Shared assets	Statutory
	£m	£m	£m	£m
Assets
Cash and balances at central banks	20,384	546	-	20,930
Net loans and advances to banks	60,169	8,206	89	68,464
Reverse repurchase agreements and stock borrowing	44,828	-	-	44,828
Loans and advances to banks	104,997	8,206	89	113,292
Net loans and advances to customers	671,008	139,673	69	810,750
Reverse repurchase agreements and stock borrowing	46,561	27	-	46,588
Loans and advances to customers	717,569	139,700	69	857,338
Debt securities	248,844	13,736	60	262,640
Equity shares	14,234	3,825	47	18,106
Settlement balances	24,446	14	-	24,460
Derivatives	868,657	980	-	869,637
Intangible assets	16,364	3,376	7	19,747
Property, plant and equipment	17,554	1,746	7	19,307
Deferred taxation	5,510	1,612	788	7,910
Prepayments, accrued income and other assets	19,558	3,347	1,134	24,039
Assets of disposal groups	48	694	122	864

	2,058,165	177,782	2,323	2,238,270
Share of shared assets	2,323	-	(2,323)	-

Total assets	2,060,488	177,782	-	2,238,270

Liabilities
Bank deposits	178,665	(7,048)	760	172,377
Repurchase agreements and stock lending	54,677	-	-	54,677
Deposits by banks	233,342	(7,048)	760	227,054
Customer deposits	446,331	124,730	8	571,069
Repurchase agreements and stock lending	78,505	-	-	78,505
Customer accounts	524,836	124,730	8	649,574
Debt securities in issue	258,472	28,762	21	287,255
Settlement balances and short positions	63,281	27	-	63,308
Derivatives	836,655	1,871	7	838,533
Accruals, deferred income and other liabilities	27,042	4,888	995	32,925
Retirement benefit liabilities	1,518	455	16	1,989
Deferred taxation	2,667	945	501	4,113
Insurance liabilities	7,400	2,440	-	9,840
Subordinated liabilities	43,511	5,004	-	48,515
Liabilities of disposal groups	-	402	15	417

	1,998,724	162,476	2,323	2,163,523
Share of shared assets	2,323	-	(2,323)	-

Total liabilities	2,001,047	162,476	-	2,163,523

Equity:
Minority interests	3,428	15,306	-	18,734
Owners' equity	56,013	-	-	56,013

Total equity	59,441	15,306	-	74,747

Total liabilities and equity	2,060,488	177,782	-	2,238,270

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets
Balance sheet at 31 December 2008

	Pro forma	Transfers	Shared assets	Statutory
	£m	£m	£m	£m
Assets
Cash and balances at central banks	11,830	570	-	12,400
Net loans and advances to banks	70,637	8,698	91	79,426
Reverse repurchase agreements and stock borrowing	58,771	-	-	58,771
Loans and advances to banks	129,408	8,698	91	138,197
Net loans and advances to customers	691,876	143,433	100	835,409
Reverse repurchase agreements and stock borrowings	39,289	24	-	39,313
Loans and advances to customers	731,165	143,457	100	874,722
Debt securities	253,098	14,390	61	267,549
Equity shares	22,094	4,132	104	26,330
Settlement balances	17,812	20	-	17,832
Derivatives	991,493	1,064	2	992,559
Intangible assets	16,386	3,634	29	20,049
Property, plant and equipment	17,169	1,768	12	18,949
Deferred taxation	5,409	1,296	377	7,082
Prepayments, accrued income and other assets	20,715	2,829	858	24,402
Assets of disposal groups	67	1,101	413	1,581

	2,216,646	182,959	2,047	2,401,652
Share of shared assets	2,047	-	(2,047)	-

Total assets	2,218,693	182,959	-	2,401,652

Liabilities
Bank deposits	178,268	(4,565)	675	174,378
Repurchase agreements and stock lending	83,666	-	-	83,666
Deposits by banks	261,934	(4,565)	675	258,044
Customer deposits	460,318	121,051	-	581,369
Repurchase agreements and stock lending	58,143	-	-	58,143
Customer accounts	518,461	121,051	-	639,512
Debt securities in issue	269,188	30,831	270	300,289
Settlement balances and short positions	54,264	13	-	54,277
Derivatives	969,396	1,955	13	971,364
Accruals, deferred income and other liabilities	23,453	7,342	687	31,482
Retirement benefit liabilities	1,547	468	17	2,032
Deferred taxation	2,930	988	247	4,165
Insurance liabilities	7,480	2,496	-	9,976
Subordinated liabilities	43,678	5,476	-	49,154
Liabilities of disposal groups	-	721	138	859

	2,152,331	166,776	2,047	2,321,154
Share of shared assets	2,047	-	(2,047)	-

Total liabilities	2,154,378	166,776	-	2,321,154

Equity:
Minority interests	5,436	16,183	-	21,619
Owners' equity	58,879	-	-	58,879

Total equity	64,315	16,183	-	80,498

Total liabilities and equity	2,218,693	182,959	-	2,401,652

Appendix 2 Credit market and related exposures - additional information

Contents

			Page

1	Explanatory note		46

2	Asset backed exposures		46
	2.1	Significant risk concentrations	46
	2.2	Residential mortgage-backed securities	46
	2.3	Commercial mortgage-backed securities	46
	2.4	Collateralised debt and loan obligations	46
	2.5	Other asset-backed securities	47

3	Counterparty valuation adjustments		47
	3.1	Credit valuation adjustment	47
	3.2	Monoline insurers	47
	3.3	Credit derivative product companies	48

4	Leveraged finance		49

5	Reclassification of financial instruments		49

6	Fair value hierarchy		50

Note: the following acronyms are used in this appendix
ABS	Asset-backed securities
CDO	Collateralised debt obligations
CDS	Credit default swap
CLO	Collateralised loan obligations
CMBS	Commercial mortgage-backed securities
Fannie Mae	Federal National Mortgage Association
Freddie Mac	Federal Home Loan Mortgage Corporation
Ginnie Mae	Government National Mortgage Association
GSE	Government Sponsored Entity
IASB	International Accounting Standards Board
RMBS	Residential mortgage-backed securities
TMT	Technology, media and telecommunications
US agencies	Ginnie Mae, Fannie Mae, Freddie Mac and similar entities

  Credit market and related exposures

1. Explanatory note

These disclosures provide information for certain of the Group's business activities, the majority of which are within Global Banking and Markets (GBM), that continue to be affected by the unprecedented market events. The disclosures focus on GBM's credit markets activities, which have been particularly affected by the widespread market disruptions, as well as similar exposures in US Retail & Commercial and Group Treasury, and financial instruments where the valuation includes a higher level of subjectivity or complexity.

2. Asset-backed exposures

2.1     Significant risk concentrations

The tables below summarise the Group's net exposures(1)  to asset-backed securities at 31 March 2009 ('2009') and 31 December 2008 ('2008') by measurement classification.

	Held-for-trading		Available-for-sale		Loans and receivables		Designated at fair value		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
RMBS	22,978	24,462	41,922	44,450	2,601	2,578	153	182	67,654	71,672
CMBS	1,413	1,178	1,649	918	1,562	1,437	232	13	4,856	3,546
CDOs & CLOs	2,141	2,463	2,163	2,538	1,302	1,282	-	-	5,606	6,283
Other ABS	403	195	5,191	6,572	2,831	3,621	17	40	8,442	10,428
Total	26,935	28,298	50,925	54,478	8,296	8,918	402	235	86,558	91,929

Notes:
(1)

Net exposures represent carrying value after taking account of hedge protection purchased from monolines and other counterparties but exclude the effect of counterparty credit valuation adjustments. The hedges provide credit protection of principal and interest cash flows in the event of default by the counterparty. The value of the protection is based on the underlying instrument being protected.

2.2      Residential mortgage-backed securities

Net exposures to RMBS by underlying asset type and geographical location of the property that the mortgage is secured against are analysed below.

	31 March 2009					31 December 2008
	Sub-prime	Non conforming (1)	Prime		Total	Sub-prime	Non conforming(1)	Prime		Total
			Guaranteed (2)	Other (3)					Guaranteed (2)	Other (3)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United States	414	939	33,545	4,335	39,233	358	1,106	33,464	5,592	40,520
United Kingdom	431	2,397	293	3,462	6,583	408	2,906	296	3,693	7,303
Europe	422	-	16,134	4,773	21,329	380	-	17,682	5,212	23,274
Rest of the world	298	-	39	172	509	314	-	46	215	575
Total	1,565	3,336	50,011	12,742	67,654	1,460	4,012	51,488	14,712	71,672
Notes:
(1)	Non-conforming for US exposures are commonly referred to as Alt-A.
(2)	Prime guaranteed exposures comprise those guaranteed or effectively guaranteed by various governments as well as European covered bonds and include:
(a)	£7.4 billion (2008 - £7.6 billion) available-for-sale exposures guaranteed by the Dutch government.
(b)	£6.4 billion (2008 - £5.7 billion) guaranteed by US government via Ginnie Mae of which £0.4 billion (2008 - £0.5 billion) are held-for-trading
(c)	£27.1 billion (2008 - £27.8 million) effectively guaranteed by the US government via its support for Freddie Mac and Fannie Mae of which £17.0 billon (2008 - £18.1 billion) are held-for-trading.
(d)	Covered mortgage bonds of £9.1 billion (2008 - £10.3 billion), principally European bonds.
(3)	Other prime RMBS include highly rated US, UK and European RMBS held in treasury liquidity portfolios as well as collateral for repurchase agreements; and held-for-trading portfolios.

2.3     Commercial mortgage-backed securities

Commercial mortgage-backed net exposures by geography comprised:

	31 March 2009	31 December 2008
	£m	£m
United States	2,583	1,147
United Kingdom	1,230	1,225
Europe	966	1,095
Rest of the world	77	79
Total	4,856	3,546

2.4     Collateralised debt and loan obligations

The Group's ABS CDO and CLO net exposures comprised:

	31 March 2009	31 December 2008
	£m	£m
Super senior ABS CDOs	754	1,182
Other CDOs	1,761	1,658
CLOs	3,091	3,443
Total	5,606	6,283

The Group's exposures to open super senior asset-backed CDOs are analysed in the tables below.

	31 March 2009				31 December 2008 (2)
	Net exposure (1)	Write-downs before tax		Average price	Net exposure (1)	Average price
	£m	£m		%	£m	%
High grade	703	352		20	1,089	29
Mezzanine	51	34		4	93	6
	754	386	(3)	15	1,182	23

Notes:
(1)	Net of hedges and protection and includes portfolios carried at fair value only.
(2)	Exposures at 31 December 2008 have been restated to reflect transactions that have been liquidated and now represent long positions in asset-backed securities.
(3)	Included within GBM credit market write-downs.

	31 March 2009			31 December 2008
	High grade	Mezzanine	Total	High grade	Mezzanine	Total
	£m	£m	£m	£m	£m	£m
Gross exposure	7,194	2,905	10,099	7,104	2,884	9,988
Hedges and protection	(3,488)	(704)	(4,192)	(3,423)	(691)	(4,114)
Net open exposure	3,706	2,201	5,907	3,681	2,193	5,874
Write downs and amortisations	(3,003)	(2,150)	(5,153)	(2,592)	(2,100)	(4,692)
Net exposure	703	51	754	1,089	93	1,182

2.5 Other asset-backed securities

Other asset-backed net exposures by geography comprised:

	31 March 2009	31 December 2008
	£m	£m
United States	3,194	3,507
United Kingdom	834	1,367
Europe	3,608	4,299
Rest of the world	806	1,255
Total	8,442	10,428

3. Counterparty valuation adjustments

3.1      Credit valuation adjustment

Credit valuation adjustments ('CVAs') represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. During 2009, credit spreads have generally continued to widen and have contributed to the increase in CVA as set out below.

	31 March 2009	31 December 2008
	£m	£m
Monoline insurers	8,235	5,988
CDPCs	1,443	1,311
Other counterparties	1,912	1,738
Total CVA adjustments	11,590	9,037

3.2      Monoline insurers

The table below analyses the Group's holdings of CDSs with monoline counterparties.

	31 March 2009	31 December 2008
	£m	£m
Gross exposure to monolines (see below)	12,694	11,582
Hedges with bank counterparties	(601)	(790)
Credit valuation adjustment (see below)	(8,235)	(5,988)
Net exposure to monolines	3,858	4,804

  The change in CVA and related effects are analysed below.

	£m
At 1 January 2009	5,988
Hedges and other movements	177
Net effect from reclassified debt securities	434	(1)
Net income statement effect	1,636	(2)
At 31 March 2009	8,235

Notes:
(1)	Principally net unrealised losses recorded in available-for-sale reserves partially offset by impairments.
(2)	Included within GBM credit market write-downs.

The table below analyses the exposures to and related CVA against monoline insurers by credit rating at the reporting date.

	31 March 2009				31 December 2008
	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m
AAA / AA rated	8,836	6,237	2,599	1,648	8,937	6,537	2,400	1,067
A / BBB rated	8,112	3,428	4,684	2,703	16,895	8.396	8,499	4,426
Sub-investment grade	10,479	5,068	5,411	3,884	2,189	1,506	683	495
Total	27,427	14,733	12,694	8,235	28,021	16,439	11,582	5,988
Of which:
CDOs	5,845	1,068	4,777	2,924	5,779	1,395	4,384	2,201
RMBS	84	62	22	6	93	65	28	10
CMBS	4,746	1,636	3,110	2,210	4,849	2,388	2,461	1,429
CLOs	12,365	9,204	3,161	2,088	12,865	9,673	3,192	1,556
Other ABS	3,636	2,361	1,275	787	3,666	2,460	1,206	617
Other	751	402	349	220	769	458	311	175
Total	27,427	14,733	12,694	8,235	28,021	16,439	11,582	5,988

3.3      Credit derivative product companies

The table below analyses the Group's holdings of CDSs with credit derivative product companies.

	31 March 2009	31 December 2008
	£m	£m
Gross exposure to CDPCs (see below)	4,248	4,776
Credit valuation adjustment	(1,443)	(1,311)
Net exposure to CDPCs	2,805	3,465

The change in the CDPC CVA is analysed below:

£m
At 1 January 2009	1,311
Counterparty hedges	(75)
Foreign currency movement	9
Net income statement effect	198
At 31 March 2009	1,443

The table below analyses the exposures to and related CVA against CDPCs by credit rating at the reporting date.

	31 March 2009				31 December 2008
	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m
AAA / AA rated	16,167	13,555	2,612	896	19,092	15,466	3,626	908
A / BBB rated	6,170	5,184	986	417	6,147	4,997	1,150	403
Rating withdrawn	2,983	2,333	650	130	-	-	-	-
Total	25,320	21,072	4,248	1,443	25,239	20,463	4,776	1,311

  4. Leveraged finance

The table below shows the Group's leveraged finance exposures by industry and geography, where the original intention was to syndicate the facilities.

	31 March 2009					31 December 2008
	Americas	UK	Europe	ROW	Total	Americas	UK	Europe	ROW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
TMT	1,372	560	109	42	2,083	1,681	628	402	45	2,756
Retail	9	309	561	19	898	166	550	707	21	1,444
Industrial	355	394	357	-	1,106	280	391	413	-	1,084
Other	12	510	136	16	674	11	552	141	35	739
Total	1,748	1,773	1,163	77	4,761	2,138	2,121	1,663	101	6,023
Of which:
Held-for-trading	-	37	15	-	52	31	31	41	-	103
Loans and receivables	1,748	1,736	1,148	77	4,709	2,107	2,090	1,622	101	5,920
Total	1,748	1,773	1,163	77	4,761	2,138	2,121	1,663	101	6,023
Of which:
Drawn	1,748	1,735	1,010	72	4,565	2,081	2,090	1,453	94	5,718
Undrawn	-	38	153	5	196	57	31	210	7	305
Total	1,748	1,773	1,163	77	4,761	2,138	2,121	1,663	101	6,023

In addition to the leveraged finance portfolio discussed above, the Group has £7.3 billion of portfolio positions, as set out below, that have been classified as loans and receivables at origination with the intention of holding these facilities to maturity.

	31 March 2009					31 December 2008
	Americas	UK	Europe	ROW	Total	Americas	UK	Europe	ROW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
TMT	209	679	1,375	426	2,689	17	557	1,365	437	2,376
Retail	71	241	543	67	922	-	282	463	62	807
Industrial	227	792	1,017	148	2,184	188	681	1,038	149	2,056
Other	155	578	724	95	1,552	193	484	830	80	1,587
	662	2,290	3,659	736	7,347	398	2,004	3,696	728	6,826

5. Reclassifications of financial instruments

In October 2008, the IASB issued an amendment to IAS 39 to allow the reclassification of financial assets out of the held-for-trading and available-for-sale categories. The amendment allows the transfer of a financial asset out of the held-for-trading category if the asset is no longer held for trading purposes. The Group took advantage of the amendment, reclassifying financial assets with effect from 1 July 2008 and in the last two months of 2008. Further reclassifications were undertaken in the first quarter of 2009.

	Losses that would have been recognised in Q1 2009 if reclassifications had not occurred			Assets reclassified in Q1 2009
	Total	Reclassified in Q1 2009	Reclassified in 2008	Carrying value
	£m	£m	£m	£m
From held-for-trading to:
Available-for-sale	494	-	494	-
Loans and receivables	1,178	325	853	1,871
Total	1,672	325	1,347	1,871

Impairment losses of £747 million (available-for-sale assets: £355 million; loans and receivables: £392 million) were recorded against reclassified assets in Q1 2009.

  6. Fair value hierarchy

The table below shows the Group's financial instruments carried at fair value, by IAS 39 classifications and valuation method, at 31 March 2009 and 31 December 2008.

	31 March 2009				31 December 2008
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Fair value through profit or loss
Loans and advances to banks	-	40.7	-	40.7	-	56.2	-	56.2
Loans and advances to customers	-	66.9	1.4	68.3	-	50.5	3.1	53.6
Debt securities	61.2	57.5	2.5	121.2	52.8	65.1	3.8	121.7
Equity shares	8.9	5.3	0.6	14.8	10.6	7.8	0.8	19.2
Derivatives	1.3	857.8	10.5	869.6	3.9	978.4	10.3	992.6
	71.4	1,028.2	15.0	1,114.6	67.3	1,158.0	18.0	1,243.3
Available-for-sale
Debt securities	40.9	86.4	2.4	129.7	21.1	108.7	3.1	132.9
Equity shares	1.0	2.1	0.2	3.3	4.8	2.1	0.3	7.2
	41.9	88.5	2.6	133.0	25.9	110.8	3.4	140.1

	113.3	1,116.7	17.6	1,247.6	93.2	1,268.8	21.4	1,383.4
Liabilities
Fair value through profit or loss
Deposits by banks and customers	-	148.4	-	148.4	-	144.8	0.3	145.1
Debt securities in issue	-	54.2	1.9	56.1	-	47.1	4.4	51.5
Short positions	30.9	7.5	-	38.4	36.0	6.5	-	42.5
Derivatives	0.8	833.8	3.9	838.5	3.6	963.7	4.0	971.3
Other financial liabilities	-	1.4	0.2	1.6	-	1.5	0.3	1.8
	31.7	1,045.3	6.0	1,083.0	39.6	1,163.6	9.0	1,212.2
Notes
(1)

Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)	quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

(3)

Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

Financial instruments included within level 3 of the fair value hierarchy primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), and other mortgage-based products and less liquid debt securities, certain structured debt securities in issue and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4)	Other financial liabilities comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 May 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat